Exhibit 99.2

Suite 1378 – 200 Granville Street
Vancouver, BC, Canada V6C 1S4
Tel: 604-669-9397
Fax: 604-669-9387
Toll Free Tel: 1-888-224-1881
Email: info@silvercorp.ca
Website: www.silvercorp.ca

Trading Symbol:	NYSE: SVM	July 6, 2011
TSX: SVM

SILVERCORP REPORTS RESOURCES ESTIMATE ON THE SILVERTIP SILVER-LEAD-ZINC PROPERTY IN BRITISH COLUMBIA, CANADA

VANCOUVER, British Columbia – July, 6 2011 – Silvercorp Metals Inc. (the “Company”) is pleased to report the results of a Technical Report updating the resources at its Silvertip silver-lead-zinc project in British Columbia, Canada. The National Instrument (“NI”) 43-101 Technical Report dated June 15, 2011 (the "Resource Report”) was prepared by Randal Cullen, P. Geo. (Qualified Person). The Resource Report is available for review on the SEDAR system and on the Company’s website at www.silvercorp.ca.

Resource Estimate Result

This 2011 resource update is based on a total of 10,913 meters (m) in 36 diamond drill holes completed by the Company in fall 2010 (see News Release of December 15, 2010).

The base case resource for 2011 is estimated for resources greater than 200 grams per tonne (g/t) silver (Ag) equivalent. The update estimates an Indicated resource of 4.17 million tonnes grading 261 g/t Ag, 4.87% lead (Pb), and 8.50% zinc (Zn), containing in situ 35 million ounces of silver, 203,050 tonnes of lead, and 354,327 tonnes of zinc. In addition, the mineral resource in the Inferred category includes 0.91 million tonnes grading 278 g/t Ag, 4.80% Pb, and 9.60% Zn with in situ metal resources of 8.1 million ounces of silver, 43,358 tonnes of lead, and 87,406 tonnes of zinc.

At 200 g/t Ag equivalent cut-off grades, the Indicated in situ metal resource estimates from the 2011 resource update increased by almost 32% for silver, 28% for lead, and 60% for zinc, compared to last resource estimates released in the 2010 technical report, while the Inferred in situ metal resource estimates increased by almost 60% for silver, 53% for lead, and 94% for zinc.

Table 1: Resource Estimate for the Silvertip project
Ag	Class	Tonnage	Ag	Ag Oz	Pb	Pb Tonnes	Zn	Zn Tonnes	Au	Au Oz
Eq.			(g/t)		(%)		(%)		(g/t)
>200	indicated	4,168,557	261.3	35,013,681	4.87	203,050	8.50	354,327	0.38	50,666.06
	inferred	907,830	278.2	8,121,216	4.80	43,358	9.60	87,406	0.23	6,801.43
>400	indicated	2,557,395	385.2	31,668,334	7.30	186,562	11.01	281,595	0.56	45,638.40
	inferred	567,095	407.1	7,423,058	7.06	40,037	12.66	71,777	0.32	5,798.59
>1000	indicated	1,108,794	567.0	20,212,307	10.75	119,207	14.56	161,452	0.65	23,102.85
	inferred	260,877	597.1	5,008,032	10.38	27,087	17.51	45,672	0.47	3,942.51
1)

The silver equivalent (AgEq.) equation is based on long term US$ metal prices of $0.39/g Ag, $0.75/lb for Pb and Zn as well as metal recoveries of 84.9% Ag, 92.4% Pb and 81.7% for Zn, achieved during metallurgical tests at SGS Labs in Vancouver between November 2010 and March 2011. The silver equivalent calculation formula is shown as below.
AgEq. = (Au * 0.5 * 60 + Ag * 0.849) + (Pb * 0.75 * 0.924 * 22.0462 + Zn * 0.75 * 0.817 * 22.0462) / 0.39

2)

The estimate was completed using Surpac® software. The estimation for exhalite resources and manto resources were done separately using variography to determine dimensions of search ellipses and Inverse Distane Squared estimation to create a resource.

2011 Exploration Program

In 2011, Silvercorp began an analysis of the silver, lead, and zinc rich exhalite mineralization (SedEx style deposit) hosted in the overlying sedimentary layers. The deposit occurs as a series of overlapping pods of silver, lead, and zinc rich mineralization. These pods vary from 4.5 to 23.8 mat their thickest points. Average thickness is 10.5 m. Depth below surface varies from outcropping to more than 200 m moving eastward from the existing mine portal. Distribution of exhalite layers is open to the east, south and north, with holes located up to 1.5 km south of the portal still encountering exhalite and holes 400 m north of the portal, collared within Earn Group sediments encountering exhalite. Drillhole 97-4 completed in 1997, which intercepted 11.06 m grading 211.46 g/t Ag, 4.02% Pb, 9.63% Zn (670.83 g/t Ag Eq.), was made at a depth of only 17.9m below surface adjacent to the portal.

A 5,000m drill program has been initiated to further test the exhalite distribution and grade, and explore for satellite mineralization around the known deposit based on strong geophysical anomalies. Drilling of the exhalite layer is focused on the vicinity of drill hole 97-4 to further explore the extension of the high grade exhalite layer.

In addition, Silvercorp is exploring a new zone (termed the DM Zone) of a silver-lead-zinc mineralization approximately 8 km to the south. This new zone was mapped out to occur along the same lithological contact between the limestones and shales that hosts the Silvertip deposit. The semi-oxidized mineralization along the shale/limestone contact has been traced over 500m along strike and one of the best results is a 1.5mchipping sample grading 175 g/t Ag, 5.77% Pb and 1.0% Zn. Drilling at the DM zone will test down dip extent of this mineralization and along the strike extension. Two surface drill rigs have been employed to complete the drill program.

Qualified Persons

Randal Cullen P.Geo., Qualified Person as defined by NI 43-101, has reviewed and consented to this press release and confirms that it fairly and accurately represents the information in the Technical Report that supports the disclosure.

Myles Gao, P.Geo., President and Chief Operating Officer of Silvercorp, is the Qualified Person for Silvercorp under NI 43-101 and has reviewed and given consent to this press release.

About Silvercorp Metals Inc.

Silvercorp Metals Inc. is engaged in the acquisition, exploration, and mining of high-grade silver-related mineral properties in China and Canada. Silvercorp is the largest primary silver producer in China through the operation of the four silver-lead-zinc mines at the Ying Mining Camp, Henan Province, China. Silvercorp is currently building the GC silver-lead-zinc project in Guangdong Province as its second China production base, and is developing the third production foothold in China at the recently acquired BYP gold-lead-zinc project in Hunan Province. In Canada, Silvercorp is working to apply for a Small Mine Permit for the high grade Silvertip silver-lead-zinc project in northern British Columbia, which will provide a further platform for growth and geographic diversification. The Company’s shares are traded on the New York Stock Exchange and Toronto Stock Exchange and are included as a component of the S&P/TSX Composite and the S&P/TSX Global Mining Indexes.

For further information: SILVERCORP METALS INC., Rui Feng, Chairman & CEO and Lorne Waldman, Corporate Secretary, Phone: (604) 669-9397, Fax: (604) 669-9387, Toll Free 1(888) 224-1881, Email: info@silvercorp.ca, Website: www.silvercorp.ca.

CAUTIONARY DISCLAIMER -- FORWARD LOOKING STATEMENTS

Certain of the statements and information in this press release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian provincial securities laws. Any statements or information that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “is expected”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategies”, “targets”, “goals”, “forecasts”, “objectives”, “budgets”, “schedules”, “potential” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements or information. Forward-looking statements or information relate to, among other things: the price of silver and other metals; the accuracy of mineral resource and mineral reserve estimates at the Company’s material properties; the sufficiency of the Company’s capital to finance the Company’s operations; estimates of the Company’s revenues and capital expenditures; estimated production from the Company’s mines in the Ying Mining Camp; timing of receipt of permits and regulatory approvals; availability of funds from production to finance the Company’s operations; and access to and availability of funding for future construction, use of proceeds from any financing and development of the Company’s properties.

Forward-looking statements or information are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements or information, including, without limitation, risks relating to: fluctuating commodity prices; calculation of resources, reserves and mineralization and precious and base metal recovery; interpretations and assumptions of mineral resource and mineral reserve estimates; exploration and development programs; feasibility and engineering reports; permits and licences; title to properties; First Nations title claims and rights; property interests; joint venture partners; acquisition of commercially mineable mineral rights; financing; recent market events and conditions; economic factors affecting the Company; timing, estimated amount, capital and operating expenditures and economic returns of future production; integration of future acquisitions into the Company’s existing operations; competition; operations and political conditions; regulatory environment in China and Canada; environmental risks; foreign exchange rate fluctuations; insurance; risks and hazards of mining operations; key personnel; conflicts of interest; dependence on management; internal control over financial reporting as per the requirements of the Sarbanes-Oxley Act; and bringing actions and enforcing judgments under U.S. securities laws.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements or information. Forward-looking statements or information are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements or information due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in the Company’s Annual Information Form for the year ended March 31, 2011 under the heading “Risk Factors”. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Accordingly, readers should not place undue reliance on forward-looking statements or information.

The Company’s forward-looking statements and information are based on the assumptions, beliefs, expectations and opinions of management as of the date of this press release, and other than as required by applicable securities laws, the Company does not assume any obligation to update forward-looking statements and information if circumstances or management’s assumptions, beliefs, expectations or opinions should change, or changes in any other events affecting such statements or information. For the reasons set forth above, investors should not place undue reliance on forward-looking statements and information.

CAUTIONARY NOTE TO U.S. INVESTORS CONCERNING ESTIMATES OF MEASURED, INDICATED AND INFERRED RESOURCES
This press releases uses the terms “Measured”, “Indicated” and Inferred” Resources. U.S. investors are advised that while such terms are recognized and required by Canadian regulations, the Securities and Exchange Commission does not recognize them. “Inferred Resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Resources may not form the basis of feasibility or other economic studies. U.S. investors are cautioned not to assume that all or any part of Measured or Indicated Resources will ever be converted into reserves. U.S. investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally of an Inferred Mineral Resource existence, or is economically or legally mineable.